MEMORANDUM OF RESPONSES
PETROSEARCH ENERGY CORPORATION
REGISTRATION STATEMENT ON FORM S-1
AMENDMENT NO. 1
FILED ON April 17, 2008
FILE NO. 333-142100

On behalf of Petrosearch Energy Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 1 to Form S-1 filed on April 17, 2008 (the “Form S-1”), which comments were contained in the Staff’s letter to the Company dated May 1, 2008 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response in plain text.

1.
Given the size of your offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3, and therefore not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x), you must file a registration statement for the “resale” offering at the time of each conversion or exercise. At the time of such registration statement(s), you must identify the selling shareholders as underwriters and include the price at which the underwriters will sell the securities.

RESPONSE:

Under Rule 415(a)(1)(i), securities may be registered for an offering to be made on a continuous or delayed basis in the future, as long as the registration statement pertains only  to “securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”  The shares being registered in the Form S-1 are not being registered on behalf of the Company, but rather on behalf of the named Selling Stockholders, none of which is a subsidiary of the Company, or of which the Company is a subsidiary.  Therefore, the Company respectfully submits that the sales to the Selling Stockholders are appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) and does not constitute an indirect primary offering.

In our determination of shares to be registered, we have applied the specific circumstances of our transactions to the factors identified by the Division of Corporation Finance in its Manual of Publicly Available Telephone Interpretations, Section D, Interpretation Number 29, as factors it considers in determining whether a secondary offering is in substance an indirect primary offering by an issuer.  Given the totality of our circumstances, we believe that the registration of the shares complies with Rule 415(a)(1)(i).  The Section D.29 Interpretation states, in relevant part, as follows:

“The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.  Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Below is a discussion of each of these points which we believe supports our conclusion that the offering should be characterized as a traditional secondary offering, rather than an indirect primary offering:

1.	“Consideration should be given to:

(a)           How long the selling shareholders have held the shares.   With regard to the 2,146,913 shares of common stock issued to security holders, 1,500,000 (70%) of these shares have been held seventeen (17) months, 25,196 of these shares have been held thirteen (13) months, 157,407 of these shares have been held ten (10) months, 177,083 of these shares have been held seven (7) months and 287,227 of these shares have been held for more than four (4) months. With regard to the 3,000,000 shares sought for registration underlying the Convertible Note issued in February 2007 (“February Convertible Note”), the Holder of the February Convertible Note became eligible to convert any portion of the February Convertible Note as of February 7, 2008 (one year after the date of issuance).  However, in light of the conversion terms and the interest rate payable on the February Convertible Note, there  is no incentive for the security holder to convert the February Convertible Note to shares of common stock in the near future. With regard to the 7,714,285 shares sought for registration underlying the Convertible Notes issued in November 2007 (“November Convertible Notes”), the Holders of the November Convertible Notes are eligible to convert any portion of the November Convertible Notes at any time prior to the maturity of the Notes.  However, in light of the conversion terms and the interest rate payable on the November Convertible Notes, there is no incentive for the security holders to convert the Convertible Notes to shares of common stock in the near future. (The February Convertible Note and the November Convertible Note are herein referred to collectively as the “Convertible Notes”). Additionally, the decision to convert the shares underlying the Convertible Notes above, as well as the 14,332,860 shares underlying the warrants that are the subject of the registration statement will ultimately be dependent on the  price of the common stock of the Company.  Although we are unable to definitively predict the time period that may elapse between the dates the Selling Stockholder acquires the underlying securities and the date upon which it may eventually sell or otherwise transfer the underlying securities, those transactions will certainly be subject to market risk.

Finally, it is management’s assertion that, the investment decision of 100% of the 27,194,058 shares sought to be registered directly related to the Company’s previously disclosed participation in the DDJET Partnership with ExxonMobil and another independent oil and gas company in the Barnett Shale project for which the Company had capital investment obligations at the time of the transactions.  The Barnett Shale project is a long-term project that has significant growth potential over many years.  Because the Company’s asset base is substantially weighted toward long-term growth assets and resource projects, management believes that the Selling Stockholders understand that, to fully realize the potential of their investment in the Company, they must consider their investment as long-term.

Based on the foregoing, we respectfully submit that the Section D.29 Interpretation factor regarding how long the Selling Stockholders have held the shares and the nature of the investment decisions made by the Selling Stockholders supports a finding of a secondary offering and, therefore, the registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

(b)           The circumstances under which the investors received the securities.   The Company issued the shares, or the securities for which the underlying shares are to be issed, to be registered, in four separate transactions, as well as for the issuance of interest payments on two of the transactions.  All four of the transactions representing 26,547,145 of the shares (greater than 97%) were issued in properly conducted and completed PIPE transactions and were fully negotiated by the parties and their counsel at arms’ length.  The remaining share issuances (representing approximately 3% of the shares sought to be registered) involved issuance of securities for interest related to the Convertible Note transactions.

Additionally, none of the derivative securities has a conversion or exercise price that floats or resets based on the market price of the Company’s common stock.  Securities having these conversion or exercise price features have the potential to exert significant downward pressure on the market price of a company’s stock.  The conversion price of the Convertible Note and the exercise price of all warrants are fixed (subject to customary adjustments) and therefore do not have the same potentially dilutive impact on the market for common stock.

The Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Section 3S(b) (Supplement – March 1999) the “Section 3s(b) Interpretation”) states in relevant part as follows:

“In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement.  The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.  When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the staff’s PIPEs analysis applies to the convertible security, not to the underlying common stock.  There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied.”

Under the Section 3S(b) Interpretation, there are two significant criteria that must be met in order for the shares of common stock underlying convertible securities  issued in a PIPE transaction to be properly registered for resale as a valid secondary offering.  First the issuance of the convertible securities must have been made in a transaction exempt pursuant to Section 4(2) under the Securities Act.  Secondly, the private placement must be “completed.”  (SEE ALSO Black Box Incorporated, SEC No-Action Letter (June 26, 1990) regarding “completed” private placement  transactions).

Section 4(2)-Exempt Sale
The shares sought to be registered on behalf of the Selling Stockholders  were issued in exempt transactions pursuant to Section 4(2) of the Securities Act, based on the safe-harbor to Section 4(2) provided by Rule 506 of Regulation D promulgated under the Securities Act.  This exemption was claimed on the basis that the transaction did not involve any public offering and the Selling Stockholders were all “accredited investors” as that term is defined in Rule 501(a) of Regulation D.  Appropriate investment representations were obtained from each Selling Stockholder and certificates representing the shares were issued with the appropriate restrictive legends.  The Company made appropriate Form D filings for each of the transactions.  As a result the shares were issued in exempt transactions pursuant to Section 4(2) under the Securities Act.

“Completed” Offering
The Section 3S(b) Interpretation discussed above, as well as the Division of Corporation Finance’s position in the Black Box Incorporated No-Action Letter, make it clear that a private placement is “completed” if commitments are in place from all investors subject only to conditions outside of their control so that there is no further investment decision.  The Selling Stockholders became irrevocably bound to purchase a set amount of shares and the Convertible Note for set purchase prices upon the execution of each of the respective transaction documents with the Company.  On each such date, the full purchase price was paid by each respective Selling Stockholder.  The Selling Stockholders were, and continue to be, at market risk as of and at all times after such transactions were consummated.

Based on the foregoing, we respectfully submit that the Section D.29 Interpretation factor regarding the circumstances under which the investors received the securities supports a finding of a secondary offering and, therefore, the registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

(c)           Their relationship to the Issuer.  The Company has no relationship with any Selling Stockholder other than as shareholder.  The Selling Stockholders do not have representation on the Company’s board of directors and are not otherwise affiliated with the Company.  Although the Selling Stockholders holding 2,146,913 shares of common stock issued have the right to vote, the remaining 25,047,145 shares of common stock underlying the Convertible Note and Warrants do not have the right to vote.  Therefore, the number of shares issued and sought to be registered currently represents only 5.1% of the voting power of the Company in the aggregate.  In addition, the shares are owned by 27 unaffiliated private equity investors (some of whom are comprised of more than one Selling Stockholder) who have not indicated any intention to act in concert.  None of the individual Selling Stockholders controls more than 7.0% of the existing voting power of the Company.  A group of four (4) Selling Stockholders (one of whom controls approximately 7% of the voting power of the Company) are institutional investors affiliated with each other.  This group of institutional investors collectively controls less than 10% of the current voting power of the Company.

Based on the foregoing, we respectfully submit that the Section D.29 Interpretation factor regarding the relationship of the Selling Stockholders supports a finding of a secondary offering and, therefore, the registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

(d)           The amount of shares involved.  The Company entered into four (4) separate transactions, commencing in February 2006 and ending in November 2007, each of which was on different terms.   We believe the Company should not be required to aggregate the four separate securities transactions.  Rather, the shares being sought for registration for each of the respective transactions should be analyzed relative to the percentage of issued and outstanding common stock at the time that each transaction (denominator adjusted for shares underlying convertible notes and warrants) was completed, as listed below:

Transaction	Number of Shares	Percentage of Shares of Issued and Outstanding at time of transaction
Common stock underlying warrants related to February 2006 private placement	964,286	3.30%
Common stock issued and common stock underlying warrants related to December 2006 private placement	7,940,000	17.90%
Common stock underlying a convertible note and common stock underlying warrants related to February 2007 private placement	8,000,000	17.10%
Common stock underlying a convertible note and common stock underlying warrants related to November 2007 private placement	9,642,859	19.06%
Common stock issued for quarterly interest on Convertible Notes	646,913	<2%
Total	27,194,058

Based on the foregoing, we respectfully submit that the Section D.29 Interpretation factor regarding the amount of shares involved supports a finding of a secondary offering and, therefore, the registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

(e)           Whether the sellers are in the business of underwriting securities.  As stated in the Form S-1, the Selling Stockholders made investments in the Company and they currently hold the risk of ownership.  They have held the risk of ownership for their own accounts since the date of the closing of each respective transaction and will continue to bear the risk of ownership even after the registration statement is declared effective.  Furthermore, the registration of the shares was a condition subsequent to each of the respective transactions, not a condition precedent.  As a result, the Selling Stockholders bear the risk that the Company would fail or be unable to register the securities.  Moreover, the sale by the Selling Stockholders of the shares sought to be registered is not analogous to an offering by the Company.  In an offering by the Company,  the Company does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have cleared.  This is not the case in any of the transactions with the Selling Stockholders.  In the case of the shares of common stock sought to be registered on Form S-1, the Selling Stockholders made a decision to invest in the Company and at that time the Company received the proceeds of the sale of the shares issued, or the proceeds of the Convertible Note, as applicable.  There will be no proceeds received by the Company as a result of this registration statement.   In the future, the Company will only receive proceeds to the extent any of the  warrant holders elects to exercise their warrants.

The terms and conditions of the issuance of shares and the issuance of the Convertible Notes were made in separate, unrelated transactions which were fully negotiated at arms’ length by the parties and their respective counsel.  Upon the conversion of the underlying shares all of the Convertible Notes being sought to be registered, the Holders would own approximately 20.4% of the Company’s then issued and outstanding stock.  The Holders of the Convertible Notes have made a specific representation and warranty that states, in part, that they have acquired the securities for their own account, and with no present intention of distributing the securities or any part thereof.  Further, the Holders of the Convertible Notes represented that, if they decided to dispose of any of the shares acquired upon conversion of the Convertible Note, it would do so only in compliance with then applicable federal and state securities laws, including Rule 144.   Upon full conversion, the Holder’s only relationship with the Company would be that of an equity holder.

Additionally, all of the Selling Stockholders are passive investors with no board of director representation or other contractual rights to participate in Company management.

Additionally, none of the Selling Stockholders currently own more than 10% of the Company’s issued and outstanding common stock.  Seventeen of the  of the Selling Stockholders are reputable institutional accredited investors and none of the Selling Stockholders are in the business of underwriting.

Based on the foregoing, we respectfully submit that the Section D.29 Interpretation factor regarding whether the sellers are in the business of underwriting securities supports a finding of a secondary offering and, therefore, the registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

(f)           Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.  As disclosed in the Form S-1, each of the Selling Stockholders has represented to us in writing in substance that (i) it acquired the securities and will acquire the underlying securities for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act, (ii) it acquired the securities and will acquire the underlying shares in the ordinary course of business, and (iii) at the time it acquired the securities, it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of the securities or underlying shares.  As discussed above, the Company issued the shares, or the securities underlying some of the shares, to be registered, in four separate transactions, all of which were fully negotiated by the parties and their counsel at arms’ length (including, in the case of the Convertible Debentures, an agreed-upon fixed conversion price which was at market at the time of issuance).  Further, none of the Selling Stockholders is in this business of underwriting securities.

Based on the foregoing, we respectfully submit that the Section D.29 Interpretation factor regarding whether under all the circumstances it appears that the seller is acting as a conduit for the issuer supports a finding of a secondary offering and, therefore, the registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Under Rule 415(a)(1)(i), securities may be registered for an offering to be made on a continuous or delayed basis in the future, as long as the registration statement pertains only to “securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”  The shares sought to be registered on the Form S-1, as amended, are not on behalf of the Company, but rather on behalf of the named Selling Stockholders, none of which is a subsidiary of the Company, or of which the Company is a subsidiary.  For the reasons stated herein, the Company respectfully submits that its registration of the resale of 27,194,058 shares in the Form S-1 is in compliance with Rule 415(a)(1)(i).

2.
We note your response to our prior comments 1, 2 and 6.  Please include your responses in the Form S-1.  Please also include rows 1, 2 and 5 of Table #7 that you included in response to our prior comment 7.

RESPONSE: In response to the Staff’s comment, we have included the requested disclosure in Amendment No. 2 to the Form S-1 registration statement.  Our responses are reflected as follows:

Staff Prior Comment	S-1/A Page #
#1	#40
#2	#40
#6	#36
#7	#36

3.
We note your response to our prior comment 5.  Please include your response in the Form S-1, with the exception of the “Combined total possible profit: None” row of Table #5.  Please ensure that the disclosure contains sufficient information so that investors can understand the information without the benefit of having read our comment letter and your response.  For example, in the second row of Table #5, please replace the language “as per comment #2” with “as reflected in Table #2”, or some other comparable language.  Similarly, please expand the last row of Table #5 to read “Percentage of total possible payments to net proceeds over the term of the Convertible Note”.  Finally, please ensure that Table 5 consistently reflects information for both the February 1, 2007 transaction and the November 9, 2007 transaction.  We note, for example, the line item of “Net Proceeds to Issuer” shows $10,998,000, but footnote 2 shows a different amount.  Please advise.

RESPONSE: In response to the Staff’s comment, we have included the requested disclosure in Amendment No. 2 to the Form S-1 registration statement as reflected on page 43.

4.
We note your response to our prior comment 8.  Please state affirmatively in the S-1 that you have no intention, and a reasonable basis to believe that you have the financial ability, to make the payments due on the convertible notes and that no selling shareholder has taken any short positions in your stock.

RESPONSE: In response to the Staff’s comment, we have included the requested disclosure in Amendment No. 2 to the Form S-1 registration statement as reflected on page 40.

5.
We note your response to our prior comment 11 and reissue it in part.  Please amend the cover page of the registration statement to comply with the requirements of Form S-1.  Specifically, please indicate the type of filer you are.

RESPONSE: In response to the Staff’s comment, we have amended the cover page of Amendment No. 2 to the Form S-1 registration statement.

6.	Please revise to include the extensions of the employment agreements with Messrs. Beninger and Collins.

RESPONSE: In response to the Staff’s comment, we have included the requested agreements as exhibits in Amendment No. 2 to the Form S-1 registration statement.

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NOTE:  The Company respectfully urges the Staff to reconsider its comment that the offering appears to be a primary offering.  The only apparent alternative that the Company would have to comply with its contractual obligations to its security holders would be multiple serial registration statements, which would effectively keep the Company in a state of perpetual registration.  Management believes this would not be beneficial to any of our shareholders and would materially adversely affect the Company’s ability to implement its long term growth business strategy. The Company is a partner with a subsidiary of ExxonMobil in a world class Barnett Shale project and will certainly need to raise additional capital in order to meet its capital obligations of the Partnership.  The Company also has a significant waterflood project that will need substantial capital over the net several years to fully develop.  Therefore, limiting the Company’s financing ability would endanger that strategy and the Company’s ability to conduct and maintain existing operations for which we have current obligations.